December 4, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporate Finance
101 F Street N.E.
Washington, D.C.

Attention:	Jeanne Bennett
Mary Mast

Re:                         Proteon Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed November 7, 2019
File No. 333-234549

Ladies and Gentlemen:

On behalf of Proteon Therapeutics, Inc. (the “Company” or “Proteon”), we submit this letter and the following information in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 27, 2019, relating to the Company’s Registration Statement on Form S-4 (SEC File No. 333-234549) filed on November 7, 2019.

On behalf of the Company, we are concurrently filing Amendment No. 1 to the Company’s Registration Statement on Form S-4 (the “Amendment No. 1”). We are providing to the Staff, by overnight delivery, a package containing copies of this letter and Amendment No. 1, including versions that are marked to show changes from the Registration Statement on Form S-4.

For the convenience of the Staff, the numbered paragraphs below correspond to the numbered comments in the Staff’s letter.  The Staff’s comments are presented in italics and are followed by the Company’s response. Page references herein are to pages of Amendment No. 1.

Form S-4 Filed November 7, 2019

Exclusive Forum, page 259

Morgan, Lewis & Bockius LLP

One Federal Street	+1.617.341.7700
Boston, MA 02110-1726	+1.617.341.7701
United States

U.S. Securities and Exchange Commission

December 4, 2019

1.            We note that Article Eleven of your charter provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any derivative action or proceeding brought on Proteon’s behalf. Please revise your disclosure on page 259 to identify the Court of Chancery as the exclusive forum and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response:  In response to the Staff’s comment, the Company has amended its disclosure on page 262 of Amendment No. 1 to clarify that the Company’s forum selection provision does not apply to actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. The Company will include a similar clarifying statement in its future filings, where applicable, with the Commission.

Pro Forma Condensed Statement of Operations – for the Year Ended December 31, 2018

Pro Forma Condensed Statement of Operations – for the Nine Months Ended September 30, 2019, page PF-4

2.            Revise to disclose how you determined the pro forma adjustments to weighted average common shares outstanding in Notes C and DD.

Response:  In response to the Staff’s comment, the Company has amended its disclosure on pages PF-11 and PF-12 of Amendment No. 1. In addition, the Company has added cross references from the note description on pages PF-11 through PF-12 to the calculations of weighted average shares outstanding on pages PF-12 through PF-15.

3.            Explain to us your basis for the adjustment to general and administrative expenses in Note CC and how this complies with the guidance in Rule 11-02(6) of Regulation S-X.

Response:  In response to the Staff’s comment, the Company has reviewed the guidance in Rule 11-02(6) of Regulation S-X and made the determination that certain of the general and administrative expenses incurred through September 30, 2019 were incurred in connection with the merger, such as legal, accounting and banker fees. Such costs and fees are not expected to have a continuing impact on the registrant and therefore the adjustment (Note CC) reflects a removal of these costs from the registrant’s unaudited pro forma condensed combined statement of operations.

I. Business Combination

Accounting for the Merger, page PF-7

U.S. Securities and Exchange Commission

December 4, 2019

4.            You state on page 2 that immediately after the Merger and closing of the Private Placement, the holders of former ArTara capital stock are expected to hold approximately 28.67% of the Proteon capital stock on a fully diluted basis and that the investors in the Private Placement will hold approximately 60.93%. Please provide us with your analysis of how you determined that the transaction qualifies as a reverse merger with ArTara being the accounting acquirer and how you considered the concurrent private placement issued after the Effective Time discussed on page PF-6. Refer to ASC 805-10-55-10. In this respect, please address the following:

•                 Clarify in the filing what you mean on page 242 by “the terms of Proteon’s (and, after the effectiveness of the Merger, the combined company’s) Class III, Class I and Class II directors will expire upon the election and qualification of successor directors at the annual meetings of stockholders to be held in 2020, 2021, and 2022, respectively”. Specifically clarify if the existing Proteon directors will be on the board until their terms expire alongside the new management and directors listed on page 242.

•                 Provide us the composition of the Investors in the Private Placement and the affiliation, if any, to Proteon and ArTara. Tell us what percentage ownership the lead Investor will have in the company after the merger and Private Placement.

•                 Tell us what role the Investors in the Private Placement will have in the combined company either on the board or elsewhere after the Private Placement and what rights, including voting rights after the automatic conversion to common stock, the Investors will have following the transaction. In this respect, we note on page 18 that the Investors have the right to nominate directors to the Proteon Board and nonvoting board observers and on page 87 certain investors have the ability to control or significantly influence certain matters submitted to the combined company’s stockholders for approval.

•                 Clarify how many directors the Investors may nominate.

•                 Tell us if the Investors have the ability to elect the board or vote for other major decisions based on their majority ownership or other rights after automatic conversion to common stock.

Response:  In response to the Staff’s comment, the Company has analyzed its determination that the transaction qualifies as a reverse merger with ArTara being the accounting acquirer.

First, the Company evaluated the relative voting interests of each of ArTara and Proteon and determined that immediately after the merger but prior to the Proteon Private Placement (as defined in Amendment No. 1), the holders of ArTara capital stock are expected to hold approximately 75.22% of the fully diluted shares of Proteon capital stock outstanding and the equity holders of Proteon capital stock are expected to hold approximately 24.79% of the fully diluted shares of Proteon capital stock outstanding. Furthermore, among other factors, the seven member post-merger board of directors of the combined company will initially be

U.S. Securities and Exchange Commission

December 4, 2019

comprised of (a) Luke Beshar, Scott Braunstein, M.D., Roger Garceau, M.D., Richard Levy, M.D. and Michael Solomon, Ph.D., each as an ArTara designee, (b) ArTara’s current chief executive officer (Jesse Shefferman), and (c) Gregory Sargen, as the Proteon designee. Immediately following the Merger, the executive management team of the combined company is expected to be comprised of the following individuals, all of whom are current officers of ArTara (Jesse Shefferman, Chief Executive Officer and President, Jacqueline Zummo, Ph. D., MPH, MBA, Senior Vice President, Research Operations, and Dr. Julio Casoy, M.D., Chief Medical Officer).

Second, the investors in the Proteon Private Placement are all investors who were aligned with and brought into the transaction by ArTara. The interest of these investors were aligned with the strategic objectives set forth by the ArTara management team and its directors. As such, to the extent that the interests represented by the Proteon Private Placement are evaluated with respect to the determination of accounting acquirer, these interests support ArTara as the accounting acquirer.

In summary, when weighing the relative voting interests prior to the Proteon Private Placement, the post-merger composition of the board of directors, the post-merger composition of the management team and the interest supported by the Proteon Private Placement investors, ArTara is determined to be the accounting acquirer.

In response to the Staff’s comment in the first bullet above, the Company has amended its disclosure on page 244 of Amendment No. 1.

In response to the Staff’s comment in the second bullet above, the Company respectfully advises the Staff that the composition of the Investors in the Private Placements (as defined in Amendment No. 1), affiliations of each to Proteon and ArTara, if any, and the expected percentage ownership after the merger and Private Placements (calculated on an as-converted to common stock basis and without regard for the limitations on conversion set forth in the Certificate of Designation of Preferences, Rights and Limitations of Series 1 Convertible Non-Voting Preferred Stock) for each Investor are as follows:

Investor	Affiliation with Pre-Merger Companies	Expected Ownership Post- Merger & Private Placements (As-Converted)[1]
667, L.P	None	2.4%
Baker Brothers Life Sciences, L.P.	None	26.9%

1  Ownership percentages reflect Common Stock outstanding only (calculated on an as-converted basis), and do not take in account any options or other stock awards that are expected to be outstanding following the Merger and Private Placements.

U.S. Securities and Exchange Commission

December 4, 2019

Boxer Capital, LLC	None	14.2%
MVA Investors, LLC	None	0.5%
DRW Venture Capital, LLC	6.2% stockholder of ArTara	4.6%
Ikarian Capital	3.1% stockholder of ArTara	1.4%
James F. Reddoch	0.6% stockholder of ArTara	0.3%
Opaleye LP	29.6% stockholder of ArTara	22.7%

In response to the Staff’s comment in the third bullet above, the Company advises the Staff that the Investors in the Private Placements will not have a role in the combined company other than pursuant to the rights that they have through the provisions of the Subscription Agreement, which include the following rights, each of which is described in Amendment No 1: (i) preemptive rights for future equity financings; (ii) rights of certain Investors to appoint members of the combined company’s board (which designees are required to be independent) or non-voting board observers; and (iii) approval rights regarding certain corporate actions.  As disclosed in Amendment No. 1, the common stock issued in the Proteon Private Placement will have voting rights but the Series 1 Preferred Stock issued in the Proteon Private Placement will not have voting rights.  Further, the right for Investors to convert their shares of the combined company’s Series 1 Preferred Stock to shares of the combined company’s common stock is subject to a 9.99% ownership restriction (which the holder may from time to time increase or decrease to any other percentage not in excess of 19.99%).

In response to the Staff’s comment in the fourth bullet above, the Company advises the Staff of the following, which has been included in the disclosure in Amendment No. 1 on pages 18, 164, and PRTO Q3-9 as well.

The lead investor has the right (but not the obligation) to appoint up to two directors to the combined company’s board and one other investor has the right (but not the obligation) to appoint one director to the combined company’s board, in each case subject to requirements related to holding minimum amounts of the combined company’s equity securities. In addition, at any time when it does not have a designee serving on the board, each of these investors has a right to designate an individual to be present and participate in a non-voting capacity in all meetings of the combined company’s board and board committees. As of the date hereof, neither investor has notified Proteon or ArTara of an imminent intention to appoint such directors or non-voting observers.

In response to the Staff’s comment in the fifth bullet above, the Company advises the Staff of the following, which has been included in the disclosure in Amendment No. 1 on pages 19, 164, PRTO Q3-9, and PRTO Q3-10 as well:

If the Investors purchasing Series 1 Preferred Stock in the Proteon Private Placement each elect to increase their conversion limitation to 19.99% and each Investor elects to convert

U.S. Securities and Exchange Commission

December 4, 2019

the maximum number of shares of Series 1 Preferred Stock into shares of voting common stock as would then be permitted, the Investors in the Private Placements would own a majority of the outstanding shares of common stock, calculated as of immediately following the effectiveness of the Merger and Private Placements. As a result, these stockholders, acting together, could have substantial influence over most matters that require approval by the combined company’s stockholders, including the election of directors, any merger, consolidation or sale of all or substantially all or of the company’s assets or any other significant corporate transaction. However, neither Proteon nor ArTara have any reason to believe that these stockholders intend to convert their non-voting shares of Series 1 Preferred Stock to common stock or act together on any matters in the future.

III. Pro forma Adjustments, page PF-8

5.            Please disclose the nature of the $6,299,000 cash payment in Note 6, who this is being paid to and explain to us where this is discussed in the filing.

Response:  In response to the Staff’s comment, the Company has amended its disclosure on page PF-9 of Amendment No. 1. Prior to the close of the merger Proteon will use approximately $4,700,000 for working capital, which consists of payments for a tail policy for D&O insurance, merger related expenses (bankers, attorneys and accountants) and severance payments, and will use approximately $1,600,000 of cash in order to repay any outstanding obligations in accounts payable and accrued expenses.

6.            Please revise to clarify how you determined the amounts included in the purchase price allocation in Note 7. Explain to us how the market capitalization of Proteon in Note 7 considers the guidance in ASC 805-40-30-2 which indicates that the “acquisition-date fair value of the consideration transferred by the accounting acquirer for its interest in the accounting acquiree is based on the number of equity interests the legal subsidiary would have had to issue to give the owners of the legal parent the same percentage equity interest in the combined entity that results from the reverse acquisition”. Explain the basis for recording goodwill in this transaction.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that pursuant to ASC 805-40-55-10, the fair value of the consideration transferred should be based on the most reliable measure. In the registrant’s case, the most reliable measure is the market capitalization of the Company immediately prior to the merger, which is calculated as the common shares outstanding, including the assumed conversion of Series A Convertible Preferred Stock, multiplied by the most recent closing price. Goodwill is measured as the excess of the fair value of the consideration effectively transferred over the net amount of recognized identifiable assets, and since the value of the Company being acquired is greater than the value of the net amount of recognized identifiable assets, the excess transferred is recorded as goodwill.

7.            Revise Note 7 to disclose what the $3,050,000 cash included in the purchase price allocation represents and clarify where this is discussed in the filing. In addition, separately disclose goodwill and any specific intangible assets acquired.

U.S. Securities and Exchange Commission

December 4, 2019

Response:  In response to the Staff’s comment, the Company has amended its disclosure on page PF-9 of Amendment No. 1 including therein a discussion of what the $3,050,000 cash represents. The Company is not able to value any specific intangible assets at this time and therefore will only record goodwill. However, the Company intends to prepare a valuation to determine the value of any tangible and/or intangible assets acquired in the merger and will finalize these amounts prior to the closing of the merger.

Pro Forma Combined Earnings Per Share, page PF-11

8.            Revise to disclose how you determined the adjustments to ArTara weighted average shares outstanding due to Exchange Ratio and adjustments to Proteon weighted average shares due to Proteon Reverse Split Ratio for the year ended December 31, 2018 and nine months ended September 30, 2019.

Response:  In response to the Staff’s comment, the Company has amended its disclosure on pages PF-11 through PF-15 of Amendment No. 1 to clearly state each adjustment to weighted average shares outstanding and to provide cross references  to the entries provided on pages PF-4 and PF-5 for the unaudited pro forma condensed combined statements of operations and to the adjustments provided on pages PF-11 and PF-12.

Please contact me at (617) 951-8901 or George Eldridge, Chief Financial Officer at the Company, at (781) 890-0102 with any questions or further comments regarding this letter or the Amendment.

Sincerely,

/s/ Julio E. Vega

Julio E. Vega

cc:                           Joseph McCann, U.S. Securities and Exchange Commission

Mary Beth Breslin, U.S. Securities and Exchange Commission

George Eldridge, Proteon Therapeutics, Inc.

Tara R. McElhiney, Morgan, Lewis & Bockius LLP

Zachary E. Zemlin, Morgan, Lewis & Bockius LLP